NO ACT

DC
PE
2-26-08



08041684

February 29, 2008

Act: 1934
Section:
Rule: 12H-3
Public Availability: 2/29/2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: SunCom Wireless Holdings, Inc.
Incoming letter dated February 26, 2008

Based on the facts presented, the Division will not object if SunCom Wireless Holdings, Inc. does not file its periodic and current reports under the Securities Exchange Act of 1934, including its annual report on Form 10-K for the year ended December 31, 2007. In reaching this position, we note that SunCom Wireless Holdings, Inc. has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-3 and S-8 and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, SunCom Wireless Holdings, Inc. will file a certification on Form 15 making appropriate claims pursuant to Exchange Act Rules 12h-3 and 12g-4 on or before the due date of its Form 10-K for the year ended December 31, 2007.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Anne Krauskopf

Anne Krauskopf
Senior Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 29, 2008

Mail Stop 3010

Thomas D. Twedt
Dow Lohnes PLLC
Attorneys at Law
1200 New Hampshire Avenue, NW, Suite 800
Washington, DC 20036-6802

Re: SunCom Wireless Holdings, Inc.

Dear Mr. Twedt:

In regard to your letter of February 26, 2008, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Carol M. McGee
Deputy Chief Counsel



FAX TRANSMITTAL COVER SHEET

TOTAL NUMBER OF PAGES 6, INCLUDING THIS COVER PAGE****

TO: Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission

FROM: Thomas D. Twedt **DIRECT DIAL:** 202 776 2941

DATE: February 26, 2008

RE: SunCom wireless Holdings, Inc.

MESSAGE: **Attached please find a request for no-action relief. This letter also has been submitted by email to cfletters@sec.gov.**

We have been working with Anne Krauskopf on this request for relief. This letter supercedes and replaces the letter we submitted on January 16, 2008. Feel free to call me with any questions.

** If you do not receive all of the pages, please call the Fax Center at (202) 776-2820 or D. Randolph at extension 2816 as soon as possible.

Client/Matter Number: 50035.0008:014

Fax Number: (202) 772-9201

Verbal Confirmation Required? ☐ Yes ☒ No

Confirmation Telephone Number:

Dow Lohnes PLLC
Attorneys at Law
www.dowlohnes.com

WASHINGTON, DC | ATLANTA, GA

1200 New Hampshire Avenue, NW, Suite 800
Washington, DC 20036-6802
T 202.776.2000 F 202.776.2222



Securities Exchange Act of 1934, Sections 12(h) and 15(d)
Securities Exchange Act of 1934, Rule 12h-3

February 26, 2008

Via Email and Facsimile

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: SunCom Wireless Holdings, Inc. (Commission File No. 1-15325)

Ladies and Gentlemen:

On behalf of SunCom Wireless Holdings, Inc., a Delaware corporation ("SunCom"), we write to request that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend enforcement action to the Commission if, under the circumstances described in this letter, SunCom does not file its annual report on Form 10-K for its fiscal year ended December 31, 2007, or subsequent reports under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Alternatively, we request an exemption pursuant to Section 12(h) of the Exchange Act from the requirement to file the foregoing reports.

Background

SunCom's Class A common stock is registered under Section 12(b) of the Exchange Act and was listed on the New York Stock Exchange ("NYSE") under the ticker symbol "TPC." On September 16, 2007, SunCom entered into an Agreement and Plan of Merger (the "Merger Agreement") with T-Mobile USA, Inc. ("T-Mobile"), a Delaware corporation and a wholly-owned subsidiary of Deutsche Telekom AG, and Tango Merger Sub, Inc. ("Merger Sub"), a Delaware corporation and a wholly-owned subsidiary of T-Mobile. On December 10, 2007, SunCom's stockholders approved and adopted the agreement and plan of merger contained in the Merger Agreement, and on February 8, 2008, the Federal Communications Commission approved the merger contemplated under the Merger Agreement. In accordance with the terms of the Merger Agreement, Merger Sub merged with and into SunCom, with SunCom surviving as a wholly-owned subsidiary of T-Mobile (the "Merger"), on February 22, 2008. In the Merger, each outstanding share of SunCom's Class A common stock was cancelled and converted into the right to receive $27.00 in cash.

Dow Lohnes PLLC
Attorneys at Law
www.dowlohnes.com

WASHINGTON, DC | ATLANTA, GA

1200 New Hampshire Avenue, NW, Suite 800
Washington, DC 20036-6802
T 202.776.2000 F 202.776.2222

On February 25, 2008, a Form 25 was filed to remove the SunCom Class A common stock from listing on the NYSE and to deregister the shares under Section 12(b) of the Exchange Act, pursuant to Rule 12d2-2(a)(3) of the Exchange Act. The Form 25 will become effective on March 6, 2008, before SunCom's Form 10-K for the fiscal year ended December 31, 2007 is due.[1]

Prior to listing on the NYSE, in July of 2001, SunCom's Class A common stock was listed on NASDAQ and registered under Section 12(g) of the Exchange Act. Deregistration under Section 12(b) technically revives SunCom's Section 12(g) registration. Accordingly, SunCom intends to file a Form 15 pursuant to Rules 12g-4 and 12h-3 to deregister its Class A common stock under Section 12(g) of the Exchange Act and to suspend its duty to file reports under Section 15(d) of the Exchange Act.[2] The Form 15 will be filed after receipt of a response to this letter, but prior to the March 17, 2008 deadline for filing SunCom's Form 10-K.

Registration Statements

SunCom had on file with the Commission the following registration statements:

- *Form S-3 (File No. 333-65730) filed on July 24, 2001, amended on November 21, 2001 and declared effective on November 26, 2001* (the "Shelf Registration").[3] The last sale of securities under the Shelf Registration occurred on December 12, 2001. A post-effective amendment deregistering all remaining unissued or unsold shares was filed on January 22, 2008 and was declared effective on January 24, 2008.
- *Form S-3 (File No. 333-143497) filed on June 4, 2007, amended on June 18, 2007 and declared effective on June 19, 2007* (the "Resale Registration"). The Resale Registration covered the resale of 52,599,116 shares of Class A common stock by certain selling

[1] At June 30, 2007, 28,950,613 shares of SunCom Class A common stock were held by non-affiliates, and the closing price reported by the NYSE for that date was $18.50. Accordingly, the market value of SunCom's common equity was approximately $525.6 million and, therefore, SunCom is an accelerated filer, as defined in Rule 12b-2(1) of the Exchange Act, and its Form 10-K for the year ended December 31, 2007 is due on or before March 17, 2008.

[2] SunCom Wireless, Inc.("OpCo"), a wholly-owned subsidiary of SunCom, and its guarantor subsidiaries have never had any securities registered under Section 12 of the Exchange Act and, on January 3, 2008, filed a Form 15 to provide notice of their suspension of any obligation to file reports pursuant to Section 15(d) of the Exchange Act. The Indenture, dated June 13, 2003 (the "Indenture"), that governs OpCo's outstanding 8 ½% senior notes due 2013 required OpCo to voluntarily file reports with the Commission. However, on February 15, 2008, following receipt of the required consent of the holders of senior notes, OpCo entered into a supplemental indenture that eliminated its obligation to file reports with the Commission following consummation of the Merger and payment of the consent fee, both of which occurred on February 22, 2008. As a result, OpCo is no longer required to prepare or file reports with the Commission. Please note that SunCom is neither a guarantor of the OpCo notes nor otherwise obligated under the Indenture.

[3] Pursuant to Rule 429 under the Securities Act, the prospectus contained in the Shelf Registration was a combined prospectus and, as indicated on the facing page, the Shelf Registration constituted a post-effective amendment to Form S-3 (File No. 333-49974) and moved all remaining unsold securities under that Form S-3 to the Shelf Registration.

than the sale of an aggregate of 2,453,400 shares of Class A common stock reported on a Form 4 filed by DiMaio Ahmed Capital LLC on November 5, 2007. A post-effective amendment to the Resale Registration deregistering all remaining unsold shares was filed on February 22, 2008 and was declared effective on February 25, 2008.

- *Form S-8 (File No. 333-93623) filed on December 27, 1999 and effective immediately upon filing*. This Form S-8 has been inactive for the last three fiscal years. A post-effective amendment deregistering all remaining unissued or unsold shares was filed on January 22, 2008 and was immediately effective upon filing.

- *Form S-8 (File No. 333-93625) filed on December 27, 1999 and immediately effective upon filing*. The last sale of Class A common stock under this Form S-8 occurred on December 31, 2002. A post-effective amendment deregistering all remaining unsold shares was filed on January 22, 2008 and was immediately effective upon filing.

- *Form S-8 (File No. 333-115417) filed on May 12, 2004 and immediately effective upon filing.* The last issuance of Class A common stock under this Form S-8 occurred on July 16, 2005. A post-effective amendment deregistering all remaining unissued shares was filed on January 22, 2008 and was immediately effective upon filing.

- *Form S-8 (File No. 333-115416) filed on May 12, 2004 and immediately effective upon filing.* This registration statement registered 600,000 shares of Class A common stock under SunCom's Directors' Stock and Incentive Plan. The last issuance of Class A common stock under this Form S-8 occurred on June 4, 2007. A post-effective amendment to this Form S-8 deregistering all remaining unissued shares was filed on February 22, 2008 and was immediately effective upon filing.

- *Form S-8 (File No. 333-115418) filed on May 12, 2004 and immediately effective upon filing.* This registration statement registered 3,000,000 shares of Class A common stock under SunCom's Stock and Incentive Plan. The last issuance of Class A common stock under this Form S-8 occurred on May 1, 2007. A post-effective amendment to this Form S-8 deregistering all remaining unissued shares was filed on February 22, 2008 and was immediately effective upon filing.

The registration statements listed above cover all of the remaining unsold and unissued securities that SunCom has registered for sale under the Securities Act of 1933, as amended (the "Securities Act"), and all such securities have been deregistered pursuant to the post-effective amendments described above.

Discussion

Following the Merger, SunCom no longer has debt or equity securities, or securities convertible into or exercisable for debt or equity securities, outstanding, other than the shares of common stock of SunCom, as the surviving corporation in the Merger, all of which are held by T-Mobile. Pursuant to Rule 12h-3, the duty under Section 15(d) of the Exchange Act of an issuer to file the reports required by Section 13(a) of the Exchange Act may be suspended immediately upon the filing of a Form 15 if: (i) the issuer has filed all reports required under Section 13(a) for the three years and portion of the current year preceding the filing of the Form 15; and (ii) the class of the issuer's securities to be deregistered is held of record by less than 300 persons, or by less than 500 persons, where the total assets of the issuer have not exceeded $10 million on the last day of the issuer's three most recent fiscal years. SunCom has satisfied all the requirements of Rule 12h-3(a) and Rule 12h-3(b): (i) SunCom has filed all required reports under Section 13(a) when due in year-to-date 2008 and in the three preceding fiscal years, and (ii) following the Merger, SunCom's common stock is held by one person, T-Mobile. Rule 12h-3(c), however, makes the suspension under Rule 12h-3 unavailable for any fiscal year in which a registration statement relating to a class of securities becomes effective under the Securities Act, or is required to be updated pursuant to Section 10(a)(3) thereof. Because the Resale Registration was declared effective in 2007 and each of the other above-listed registration statements was updated pursuant to Section 10(a)(3) of the Securities Act upon the filing of SunCom's Form 10-K for the year-ended December 31, 2006, SunCom is prevented from suspending its reporting obligations without the relief sought in this letter.

Notwithstanding this exception to a Rule 12h-3 suspension, we respectfully submit that SunCom should not be required to file an annual report on Form 10-K or any other Exchange Act reports subsequent to filing the Form 15 referred to above. The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified by the public policy rationale behind the rule. In the proposing release to revise Rule 12h-3, the Commission stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." See Exchange Act Release No. 34-20263 (October 5, 1983). The policy rationale behind Section 15(d) is not relevant in the circumstances described in this letter because T-Mobile will be SunCom's only stockholder and, upon the effective date of Form 25, no public market for SunCom's securities will exist. With regard to the registration statements to which Rule 12h-3(c) applies, no sales or other issuances of securities have been made by SunCom under any of its registration statements since June 4, 2007, and as noted above, SunCom has no knowledge of sales pursuant to the Resale Registration other than the sale of an aggregate of 2,453,400 shares of Class A common stock reported on a Form 4 filed by DiMaio Ahmad Capital LLC on November 5, 2007. The registration statements covered by the Rule 12h-3(c) exception to suspension, other than the Resale Registration, were merely updated as part of the normal course of updating registration statements under Section 10(a)(3) of the Securities Act.

In numerous analogous cases, the Staff has taken a no-action position similar to that requested herein. *See, e.g.*, Bausch & Lomb Incorporated (available November 6, 2007); Eagle Hospitality Property Trust, Inc. (available August 30, 2007); Summit Bank Corporation (available March 14, 2007); Pacificare Health Systems, Inc. (available March 16, 2006); Unocal Corp. (available October 21, 2005). In each of these cases, the issuer became a wholly-owned subsidiary of another company through a merger and its securities were no longer publicly traded. Based on those events, the Staff permitted the issuer to suspend its reporting obligation under Section 15(d) with respect to its annual report on Form 10-K for the prior fiscal year (and subsequent reports), notwithstanding that the issuer had had one or more registration statements declared effective or updated pursuant to Section 10(a)(3) of the Securities Act during the prior fiscal year.

Conclusion

Under the circumstances described in this letter and the reasons discussed above, we respectfully request that the Staff confirm that it will not recommend enforcement action to the Commission if, prior to the due date of its annual report on Form 10-K for the fiscal year ended December 31, 2007, SunCom files a Form 15 to immediately suspend its reporting obligations under Sections 13(a) and 15(d) of the Exchange Act pursuant to Rules 12g-4 and 12h-3 with respect to its Class A common stock, which is the only class of SunCom securities registered under Section 12 of the Exchange Act or to which Section 15(d) of the Exchange Act applies. Alternatively, we request an exemption pursuant to Section 12(h) of the Exchange Act from any obligation of SunCom to file further reports under the Exchange Act upon filing its Form 15 on the circumstances described in this letter.

Given the expense, time and effort that would be required for SunCom to prepare its annual report on Form 10-K, your expedited consideration of this matter is respectfully requested.

Should the Staff disagree with any of the views discussed in this letter, we would appreciate an opportunity to discuss the matter with the Staff before it issues a written response to this letter. You may call me at (202) 776-2941 or email me at ttwedt@dowlohnes.com with any questions or concerns. In accordance with footnote 68 of Release No. 337427 (July 1, 1997), we are transmitting a copy of this letter by email. For convenience we are also submitting a copy via facsimile. Thank you for your time and consideration of this matter.

Sincerely,



Thomas D. Twedt

END

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